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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                HEALTHETECH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   422210 10 4
                                 (CUSIP Number)

                              JAMES R. MAULT, M.D.,
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                HEALTHETECH, INC.
                         523 PARK POINT DRIVE, 3RD FLOOR
                                GOLDEN, CO 80401
                                 (303) 526-5085

                                     COPY TO

                               DEWAYNE YOUNGBERG,
                       VICE PRESIDENT AND GENERAL COUNSEL
                                HEALTHETECH, INC.
                         523 PARK POINT DRIVE, 3RD FLOOR
                                GOLDEN, CO 80401
                                 (303) 526-5085
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)


CUSIP NO. 422210 10 4                                          PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JAMES R. MAULT, M.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                   3,245,274
        NUMBER OF             --------------------------------------------------
         SHARES               8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
          EACH                --------------------------------------------------
        REPORTING             9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                     3,245,274
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,245,274(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.07% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
(1) Of these shares beneficially held by the Reporting Person, 22,854 shares are held by the Reporting Person as trustee of his minor children's trusts, 1,066,666 shares are held by the James R. Mault Grantor Retained Annuity Trust I on behalf of the Reporting Person, and 578,611 shares are issuable upon exercise by the Reporting Person of stock options that have vested or will vest within 60 days of the filing date.

(2) The percentage ownership is calculated using 19,615,292 shares of common stock of the Issuer which were issued and outstanding as of March 24, 2003, and 578,611 shares of common stock exercisable pursuant to stock options that have vested or will vest within 60 days of the filing date.
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ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the individual filing this statement is James R. Mault, M.D. (the "Reporting Person").

     (b) The residence address of the Reporting Person is 30589 Monarch Court, Evergreen, Colorado 80439.

     (c) The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer, which business address is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 24, 2003, the Reporting Person was awarded a stock option grant to purchase up to 105,000 shares of Common Stock of the Issuer as consideration for ongoing services in fiscal year 2003. The non-qualified stock option vests as to 12.5% of the shares six months following the date of grant, with the remaining 87.5% of the shares vesting in equal monthly installments over 42 months until fully vested four years from date of grant. The non-qualified stock option has an exercise price of $1.68 per share and expires five years from the date of grant.
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ITEM 4. PURPOSE OF TRANSACTION.

     (a) On March 24, 2003, the Reporting Person was awarded a stock option grant to purchase up to 105,000 shares of Common Stock of the Issuer as consideration for ongoing services in fiscal year 2003. The non-qualified stock option vests as to 12.5% of the shares six months following the date of grant, with the remaining 87.5% of the shares vesting in equal monthly installments over 42 months until fully vested four years from date of grant. The non-qualified stock option has an exercise price of $1.68 per share and expires five years from the date of grant. The Reporting Person has the right to purchase 578,611 shares of Common Stock within 60 days after the filing date upon the Reporting Person's exercise of certain vested stock options. The Reporting Person has no immediate plans to exercise such vested stock options.

     (b-j) Not applicable.

     Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person may be deemed to beneficially own 3,245,274 shares of Common Stock (including stock options providing for the right to acquire 578,611 shares of Common Stock that have vested or will vest within 60 days from the date of this filing). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 16.07% of the 19,615,292 issued and outstanding shares of Common Stock as of March 24, 2003, and the 578,611 shares of Common Stock exercisable by the Reporting Person within 60 days from the date of this filing.

     (b) The Reporting Person has sole dispositive and voting power over all of the 3,245,274 shares of Common Stock beneficially held by him.

     (c) During the past 60 days, the Reporting Person has not effected any transactions relating to the Issuer's securities.

     (d)  Not applicable.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     On March 24, 2003, the Reporting Person was awarded a stock option grant to purchase up to 105,000 shares of Common Stock of the Issuer as consideration for ongoing services in fiscal year 2003. The non-qualified stock option vests as to 12.5% of the shares six months following the date of grant, with the remaining 87.5% of the shares vesting in equal monthly installments over 42 months until fully vested four years from date of grant. The non-qualified stock option has an exercise price of $1.68 per share and expires five years from the date of grant.

     Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person any other person with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 2 Stock Option Agreement between the Reporting Person and the Issuer relating to a non-qualified stock option granted to the Reporting Person to purchase up to 105,000 shares of Common Stock under the Issuer's 2002 Stock Plan.
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003.

                                    /s/ JAMES R. MAULT
                                    ------------------------------------
                                    James R. Mault, M.D.

                                    Chairman of the Board and
                                    Chief Executive Officer of HealtheTech, Inc.